UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Stealth BioTherapeutics Corp

(Name of the Issuer)

Stealth BioTherapeutics Corp

Stealth Parent Limited

Stealth Merger Sub Limited

Morningside Venture (I) Investments Limited

Equal Talent Investments Limited

Season Pioneer Investments Limited

Golwyn Capital Appreciation Limited

J. Wood Capital Advisors LLC

(Name of Person(s) Filing Statement)

Ordinary Shares, par value US$0.0003 per share*

American Depositary Shares, each representing twelve Ordinary Shares

(Title of Class of Securities)

85788D100**

(CUSIP Number of Class of Securities)

c/o Stealth BioTherapeutics Inc.

123 Highland Ave, Suite 201

Needham, MA 02494

Tel: (617) 600-6888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:
Joshua M. Zachariah Gregg L. Katz Sean M. Donahue Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Rosemary G. Reilly Michael Gilligan Ryan S. Brewer Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

*

Not for trading, but mentioned in connection with the listing on the Nasdaq Global Market of the American depositary shares (“ADSs”), each representing twelve (12) ordinary shares, with a par value of US$0.0003 per share, of the Company.

**	CUSIP number of the ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Item 15. Additional Information	2

Item 16. Exhibits	3

INTRODUCTION

This Amendment No. 3 amends and supplements the transaction statement filed pursuant to Rule 13e-3 (as amended, this “Transaction Statement” or this “Schedule 13E-3”) with the Securities and Exchange Commission (the “SEC”) on August 19, 2022, as amended by Amendment No. 1 filed on September 30, 2022 and Amendment No, 2 filed on October 7, 2022, jointly by the following Persons (each separately, a “Filing Person,” and collectively, the “Filing Persons”):

a)

Stealth BioTherapeutics Corp, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”) and the issuer of ordinary shares, each with a par value of US$0.0003 per share (the “Ordinary Shares”), including the Ordinary Shares represented by ADSs, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act of 1934, as amended (the “Exchange Act”);

b)	Stealth Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”);

c)	Stealth Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”);

d)	Morningside Venture (I) Investments Limited, an exempted company incorporated under the laws of the British Virgin Islands with company number 165223 (“Morningside”);

e)	Equal Talent Investments Limited, an exempted company incorporated under the laws of the British Virgin Islands (“ETIL”);

f)	Season Pioneer Investments Limited, an exempted company incorporated under the laws of the British Virgin Islands (“SPIL”);

g)	Golwyn Capital Appreciation Limited, an exempted company incorporated under the laws of the British Virgin Islands (“Golwyn”); and

h)	J. Wood Capital Advisors LLC, (“J. Wood Capital,” together with Parent, Merger Sub, Morningside, ETIL, SPIL, and Golwyn, collectively, the “Buyer Group”).

On July 31, 2022, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Parent and Merger Sub, which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”). The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger (the “Surviving Company”). The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing shareholders of the Company. At the effective time of the Merger (the “Effective Time”), the Company will be directly owned by Parent and the holders of the Continuing Shares (as defined below) and beneficially owned by the Buyer Group.

This Amendment No. 3 is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Schedule 13E-3.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has provided any disclosure with respect to any other Filing Person. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Schedule 13E-3.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On November 15, 2022, at 9:30 a.m. (New York City time), an extraordinary general meeting of the shareholders of the Company was held at Foley & Lardner LLP, 111 Huntington Ave Suite 2600, Boston, Massachusetts 02199. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and authorized each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On November 16, 2022, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Plan of Merger was registered by the Registrar of Companies of the Cayman Islands as of November 16, 2022 and became effective on the same day. As a result of the Merger, the Company will cease to be a publicly traded company and will instead be a private company directly owned by Parent and the holders of the Continuing Shares (as defined in the Merger Agreement) and beneficially owned by the Buyer Group.

At the effective time of the Merger (the “Effective Time”), (a) each Ordinary Share (other than Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.03125 per Ordinary Share and (b) each ADS issued and outstanding immediately prior to the Effective Time, together with the Ordinary Shares represented by such ADS, was cancelled and ceased to exist in exchange for the right to receive, upon surrender, US$0.375 per ADS (less US$0.05 per ADS cancellation fee payable pursuant to the terms of the deposit agreement dated as of February 20, 2019, among the Company, Citibank, N.A. (the “ADS Depositary”), as depositary, and all owners and holders of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Morningside or its affiliates (the “Continuing Shares”), (ii) Ordinary Shares (including Ordinary Shares represented by ADSs) held by Parent, Merger Sub or the Company (as treasury shares, if any), or by any of their direct or indirect subsidiaries (including ADSs corresponding to such Ordinary Shares) held by the ADS Depositary and/or reserved for issuance and allocation pursuant to the Company Share Plans (as defined below) (such Ordinary Shares under the foregoing (ii) are collectively referred to herein as the “Excluded Shares”) and (iii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act (the “Dissenting Shares”). The Continuing Shares were not cancelled and remain outstanding and continue to exist without interruption as the same number of validly issued, fully paid and non-assessable shares of the Surviving Company and neither Parent nor Merger Sub shall make payment of consideration therefor. The Excluded Shares were cancelled and ceased to exist without payment of any consideration or distribution therefor. The Dissenting Shares were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such Dissenting Shares determined in accordance with Section 238 of the Cayman Islands Companies Act.

In addition, at the Effective Time, the Company (a) instructed the ADS Depositary to provide the registered holders of ADSs with the 30 days’ notice required in order to terminate the Company’s ADS program, (b) terminated the Company’s 2006 Share Incentive Plan, 2019 Share Incentive Plan, 2019 Employee Share Purchase Plan and 2020 ADS Plan (as amended and restated, collectively, the “Company Share Plans”) and all relevant award agreements entered into under the Company Share Plans, (c) cancelled all options to purchase Ordinary Shares (the “Company Options”) granted under the Company Share Plans that were then outstanding, whether or not vested and (d) cancelled all Company Restricted Share Units (“Company RSUs”). At the Effective Time, (i) each Company Option that vested and remained outstanding and unexercised as of the Effective Time was cancelled and, if the per Ordinary Share exercise price of such vested option was less than US$0.03125, such holders thereof shall receive, as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries, without interest and net of any applicable withholding taxes, a cash amount equal to the product of (a) the excess, if any, of US$0.03125 over the exercise price of such vested option and (b) the number of Ordinary Shares underlying such vested option; (ii) each option to purchase Ordinary Shares granted under the Company Plans that remains unvested, outstanding and unexercised as of the Effective Time was cancelled and, if the per Ordinary Share exercise price of such unvested option is less than US$0.03125, the holders thereof became entitled to receive from the Surviving Company, without interest and net of any applicable withholding taxes, a restricted cash award equal to the product of (a) the excess, if any, of the US$0.03125 over the exercise price of such unvested option and (b) the number of Ordinary Shares underlying such unvested option; and (iii) each Vested Company RSU (as such term is defined in the Merger Agreement), if any, was cancelled at the Effective Time and the holder thereof became entitled to receive from the Surviving Company, without interest and net of any applicable withholding taxes, a cash amount equal to the US$0.375 times the number of ADSs underlying such Company RSU. Each Company RSU that had not vested and remained outstanding as of the Effective Time was cancelled and each such holder became entitled to receive from the Surviving Company, without interest and net of any applicable withholding taxes, a restricted cash award equal to the product of (a) US$0.375 and (b) the number of ADSs underlying such unvested RSU. Any restricted cash award shall be subject (i) to the same vesting conditions and schedules applicable to such unvested Company Option without giving effect to the Merger and (ii) the same vesting conditions and schedules applicable to such unvested Company RSU without giving effect to the Merger, as applicable.

As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Market (“Nasdaq”), and the Company will cease to be a publicly traded company. The Company has requested Nasdaq to file an application on Form 25 with the SEC to remove the ADSs from listing on Nasdaq and withdraw registration of the Ordinary Shares under section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations and terminate registration under section 12(g) and 15(d) of the Exchange Act by filing a certification and notice on Form 15 with the SEC as promptly as practicable. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)*	Proxy Statement of the Company dated October 7, 2022.

(a)(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company.

(a)(3)*	Form of Proxy Card.

(a)(4)*	Form of ADS Voting Instruction Card.

(a)(5)*	Press Release issued by the Company, dated August 1, 2022, incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K, filed with the SEC on August 1, 2022.

(a)(6)*	Annual Report, incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2021 of the Company, filed with the SEC on April 7, 2022.

(b)(1)*	Limited Guarantee, dated as of July 31, 2022, by and between the Company and Morningside, incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K, filed with the SEC on August 1, 2022.

(b)(2)*	Limited Guarantee, dated as of July 31, 2022, by and between the Company and J. Wood Capital, incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K, filed with the SEC on August 1, 2022.

(c)(1)*	Opinion of Houlihan Lokey as Financial Advisor to the Special Committee.

(c)(2)*	Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Stealth Board, dated July 31, 2022.

(c)(3)*	Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Stealth Board, dated July 14, 2022.

(c)(4)*	Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Stealth Board, dated July 17, 2022.

(d)(1)*	Agreement and Plan of Merger, dated July 31, 2022, by and among the Company, Parent and Merger Sub, incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K, filed with the SEC on August 1, 2022.

(d)(2)**	Voting Agreement, dated July 31, 2022, by and between the Company and Morningside, incorporated by reference to Exhibit 99.5 of the Company’s Report on Form 6-K, filed with the SEC on August 1, 2022.

(d)(3)*	Form of Plan of Merger.

(f)(1)*	Dissenter Rights. See “Special Factors—Dissenters’ Rights.”

(f)(2)*	Section 238 of the Cayman Islands Companies Act (as revised).
(g)	Not applicable.

107*	Calculation of Filing Fee Tables.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2022

Stealth BioTherapeutics Corp

By:	/s/ Irene P. McCarthy
Name: Irene P. McCarthy
Title: Chief Executive Officer

Stealth Parent Limited

By:	/s/ Jill Marie Franklin
Name: Jill Marie Franklin
Title: Authorized Signature

By:	/s/ Frances Anne Elizabeth Richard
Name: Frances Anne Elizabeth Richard
Title: Authorized Signature

Stealth Merger Sub Limited

By:	/s/ Jill Marie Franklin
Name: Jill Marie Franklin
Title: Authorized Signature

By:	/s/ Frances Anne Elizabeth Richard
Name: Frances Anne Elizabeth Richard
Title: Authorized Signature

Morningside Venture (I) Investments Limited

By:	/s/ Jill Marie Franklin
Name: Jill Marie Franklin
Title: Authorized Signature

By:	/s/ Frances Anne Elizabeth Richard
Name: Frances Anne Elizabeth Richard
Title: Authorized Signature

Equal Talent Investments Limited

By:	/s/ Suk Ying Pauli Ng
Name: Suk Ying Pauli Ng
Title: Authorized Signature

Season Pioneer Investments Limited

By:	/s/ Suk Ying Pauli Ng
Name: Suk Ying Pauli Ng
Title: Authorized Signature

Golwyn Capital Appreciation Limited

By:	/s/ Jill Marie Franklin
Name: Jill Marie Franklin
Title: Authorized Signature

By:	/s/ Frances Anne Elizabeth Richard
Name: Frances Anne Elizabeth Richard
Title: Authorized Signature

J. Wood Capital Advisors LLC

By:	/s/ Jason Wood
Name: Jason Wood
Title: Chief Executive Officer